Exhibit (a)(3)

February 2, 2015

Dear Stockholder:

We are pleased to inform you that Foundation Medicine, Inc. (“Foundation”) has entered into a Transaction Agreement with Roche Holdings, Inc. (“Roche”) as part of a proposed strategic partnership between the two companies. Pursuant to the Transaction Agreement, Roche commenced today a tender offer (the “Offer”) to purchase up to 15,604,288 shares of Foundation’s common stock (each a “Share”), at a price of $50.00 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes. The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015. The Offer can be extended in certain circumstances as required or permitted by the Transaction Agreement, the Securities and Exchange Commission or applicable law.

The Transaction Agreement also provides, among other things, that, immediately following completion of the Offer, Roche will make a $250 million investment in Foundation by purchasing five million newly issued Shares at the same price of $50.00 per Share (the “Issuance”). The Shares purchased by Roche in the Offer, when combined with the Shares purchased directly from Foundation in the Issuance and the existing Shares owned by Roche and its affiliates, will result in Roche owning in excess of a majority of the outstanding Shares on a fully diluted basis. Upon the closing of the Offer and the Issuance, separate definitive agreements between Foundation and affiliates of Roche for (a) a broad research and development collaboration, (b) a U.S. educational support collaboration and (c) an ex-U.S. commercial collaboration, as well as a binding term sheet for an in vitro diagnostic product development collaboration, will become effective (the “Collaborations”).

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, Foundation’s board of directors (the “Board”) has unanimously approved the Transaction Agreement and declared the Transaction Agreement, the Offer, the Issuance, the Collaborations and the other transactions contemplated by the Transaction Agreement to be advisable and in the best interests of Foundation and its stockholders. Accordingly, the Board unanimously recommends that Foundation stockholders accept the Offer and tender their Shares in the Offer.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Roche’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. We urge you to read the enclosed Offer to Purchase, Solicitation/Recommendation Statement on Schedule 14D-9 and other materials carefully.

Thank you for your support of Foundation and your consideration of these matters.

Very truly yours,

Michael J. Pellini, M.D.
Chief Executive Officer, President and Director